Exhibit 99.1

GasLog Ltd. Announces Pricing of Public Offering of 8.875% Senior Notes Due 2022

MONACO — March 17, 2017 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that it priced its public offering of $250.0 million aggregate principal amount of 8.875% Senior Notes due 2022 (the “Notes”) at a price to the public of 100% of the principal amount. The Notes will mature on March 22, 2022 and will bear interest at a rate of 8.875% per annum, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, beginning on June 30, 2017.

The net proceeds from the offering after deducting the underwriting discount and estimated offering expenses are expected to be approximately $245,280,750. The Company plans to use the net proceeds from the offering for repayment of debt and general corporate purposes, including working capital.

Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc. are acting as joint book-running managers and structuring agents of the offering. Arctic Securities LLC, DVB Capital Markets LLC and Pareto Securities Inc. are acting as co-managers of the offering.

The offering is expected to close on or about March 22, 2017.

Alastair Maxwell, CFO of GasLog, commented, “We are delighted with the results of this offering which marks GasLog’s entry to the US debt capital markets.  The proceeds of the offering will further diversify our sources of funding and will enable us to manage proactively our upcoming debt maturities.”

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: syndprospectus@stifel.com or DNB Markets, Inc., 200 Park Ave, Floor 31, New York, NY 10166, telephone: (212) 681-3800.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Jamie Buckland - Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to enter into time charters with new and existing customers;
•	increased exposure to spot market and fluctuations in spot charter rates;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.